Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236327

PROSPECTUS

Obalon Therapeutics, Inc.

1,978,280 Shares

Common Stock

This prospectus relates to the offer and sale of up to 1,978,280 shares of common stock, par value $0.001, of Obalon Therapeutics, Inc., a Delaware corporation, by Lincoln Park Capital Fund, LLC, or Lincoln Park or the selling stockholder.
The shares of common stock being offered by the selling stockholder may be issued pursuant to the purchase agreement dated February 5, 2020 that we entered into with Lincoln Park. See “The Lincoln Park Transaction” for a description of that agreement and “Selling Stockholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.
The selling stockholder will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution."
Our common stock is currently quoted on The Nasdaq Global Market under the symbol “OBLN”. On February 27, 2020, the last reported sale price of our common stock on The Nasdaq Global Market was $1.36 per share.
Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 28, 2020.

ABOUT THIS PROSPECTUS

This prospectus forms part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, and that includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” before making your investment decision.

You should rely only on the information provided in this prospectus or in a prospectus supplement or any free writing prospectuses or amendments thereto. Neither we, nor the selling stockholder, have authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, nor the selling stockholder, are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted.  We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.  Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Unless the context otherwise requires, references in this prospectus to “Obalon,” “the Company,” “we,” “us” and “our” refer to Obalon Therapeutics, Inc. and our subsidiaries. Our Obalon logo and all product names are our common law trademarks. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors,” and any documents incorporated by reference herein.

Our Business

We are a vertically integrated medical device company focused on developing and commercializing innovative medical devices to treat people with obesity. Our current product offering is the Obalon Balloon System, the first and only U.S. Food and Drug Administration, or FDA, approved swallowable, gas-filled intragastric balloon designed to provide progressive and sustained weight loss in patients with obesity. We believe the Obalon Balloon System offers patients and physicians benefits over prior weight loss devices including, but not limited to: a favorable safety profile, improved patient tolerability and comfort, progressive weight loss with durable results, simple and convenient placement, and potentially attractive economics for patients.

The Obalon Balloon System is FDA approved for temporary use to facilitate weight loss in adults with obesity having a body mass index, or BMI, of 30 to 40, or approximately 30 to 100 pounds overweight, who have failed to lose weight through diet and exercise. The system is intended to be used as an adjunct to a moderate intensity diet and behavior modification program. All balloons must be removed six months after the first balloon is placed. We believe the Obalon Balloon System provides a cost-effective, reversible and repeatable weight loss solution in an outpatient setting, without altering patient anatomy or requiring surgery.

The current generation of our Obalon Balloon System consists of a swallowable capsule that contains an inflatable balloon attached to a microcatheter; the Obalon Navigation System console, which is a combination of hardware and software used to track and display the location of the balloon during placement; the Obalon Touch™ Inflation Dispenser, which is a semi-automated, hand-held inflation device used to inflate the balloon once it is placed; and a disposable canister filled with our proprietary mixture of gas. Placement of a balloon typically occurs in less than 15 minutes and can be accomplished in an outpatient setting. Patients receive a total of three balloons over the course of eight to 12 weeks and all balloons are removed six months after the first balloon is placed.

In clinical studies, the Obalon Balloon System has demonstrated progressive weight loss with durable results. In our SMART trial, patients in the Obalon treatment group lost, on average, approximately twice as much body weight as patients in the sham-control group, with an average of 15.1 pounds of weight loss, resulting in an average 6.9% reduction in total body weight and an average 2.4 point decrease in BMI. In addition, patients in the Obalon treatment group showed, on average, progressive weight loss over the entire six-month balloon treatment period, and maintained, on average, 89.5% of the weight loss six months after balloon removal.

Data presented from our commercial registry demonstrates greater weight loss in the commercial setting as compared to clinical studies. In December 2018, data from our commercial registry was analyzed on more than 1,300 patients at 108 treatment sites. For those patients who received three balloons and at least 20 weeks of therapy, the average weight loss was 21.7 pounds, resulting in 9.9% reduction in total body weight and a 3.5 point decrease in BMI compared to baseline values. Of note, the top quartile of those patients lost an average of 39 pounds, resulting in a 16.8% reduction in total body weight and a 6.2 point decrease in BMI compared to baseline values. Furthermore, in May 2019, analysis of data from our commercial registry was updated to include 1,411 total patients from 143 treatment sites in the United States. In this larger data set, for those patients receiving three balloons and at least 20 weeks of therapy, the average weight loss was 21.7 pounds, resulting in a 10.2% reduction in total body weight. Of note, 50.7% of patients lost 10% or more total body weight and 77.9% lost 5% or more total body weight. Weight loss in the first months of therapy was the largest predictor of success.

Current treatment alternatives for obese patients begin with lifestyle modification, such as diet and exercise. If this alternative fails to produce the desired results, physicians may prescribe pharmaceutical therapies, typically to obese or overweight patients with a lower BMI. Although pharmaceutical therapies have been effective in assisting with weight loss, they are often associated with safety risks and negative side effects that may limit patient compliance. In obese patients with a higher BMI, physicians may pursue aggressive surgical treatments, such as gastric bypass and gastric banding. These procedures promote weight loss by surgically restricting the stomach’s capacity and outlet size; however, they present substantial side effects and carry short- and long-term safety risks that therefore have limited adoption. Intragastric balloons were first introduced in 2015 and represent a relatively new category of treatment for weight loss in the United States. We believe traditional liquid-filled intragastric balloons suffer from limitations that have impeded their adoption, including their rate of serious adverse device events, a lack of comfort and tolerability, a limited ability to provide progressive and sustained weight loss and an inconvenient placement procedure. We believe the Obalon Balloon System addresses many of these limitations and provides the foundation for an important, growing and sustainable treatment for weight loss.

We commenced U.S. commercialization of our prior generation Obalon balloon system in January 2017. In February 2019, we commercialized our current generation Obalon Balloon System with the Obalon Touch Inflation Dispenser and the Obalon Navigation System, which together are designed to make balloon placement more reliable, safer, easier and less expensive. The Obalon Navigation System is designed to eliminate the need to use x-ray technology when placing the Obalon balloon.

When we commenced commercial operations, we relied on a direct sales force to sell our products directly to physicians, who would then sell weight loss treatment packages to their patients that included our balloon therapy, dietary counseling and balloon removal on a non-reimbursed, self-pay basis. In 2019, we began implanting a fundamental change to our commercialization efforts, pursuant to which we would establish Company-owned or managed Obalon-branded retail treatment centers. The transition commenced with the elimination of our direct sales force in connection with an overall workforce reduction in April 2019. Concurrent with that reduction, we transitioned to a centralized customer support model through which we sell to existing physician customers or new physicians that contact us directly to acquire our system and balloons and provide marketing and clinical support to those physicians. Marketing support may include media assets and leads generated from our Find-A-Doc locater and leads generated from our digital and off-line marketing efforts.

In September 2019, the first Company-managed Obalon-branded, Obalon Center for Weight Loss™, opened in San Diego, California. In February 2020, a second Obalon-managed Obalon Center for Weight Loss opened in Orange County, California. At these Company-managed retail treatment retail treatment centers, patients can be prescribed and receive treatment with the Obalon Balloon System. Each treatment center is wholly-owned through a separate professional entity. As manager of the facility, we provide the office support, non-clinical staff, equipment, marketing support and other administrative services to the center where patients receive the Obalon balloon therapy from licensed physicians. We intend to manage additional Obalon Centers for Weight Loss and, where permissible under state law, to open Company-Owned treatment centers, where we would directly employ or contract with physicians and other healthcare professionals who prescribe and administer the treatments. We believe this model will contribute to standardization of both quality of care and patient pricing and provide us greater operational and financial control of our business.

OUR PRODUCTS AND TECHNOLOGY
The main components of our current generation Obalon Balloon System consists of a swallowable capsule that contains an inflatable balloon attached to a microcatheter; the Obalon Navigation System console, which is a combination of hardware and software used to dynamically track and display the location of the balloon during placement; the Obalon Touch Inflation Dispenser, which is a semi-automated, hand-held inflation device used to inflate the balloon once it is placed; and a disposable canister filled with our proprietary mixture of gas.

Capsule, balloon and microcatheter technology
Dissolvable capsule
We designed the capsule to be large enough to accommodate the folded balloon, yet small enough to be swallowed. The capsule is titrated to optimize dissolution timing. If the capsule dissolves too quickly, the balloon could be prematurely released before entering the stomach, and if too slowly, the patient and physician are inconvenienced by having to wait longer to inflate the balloon.
Balloon film
Our film is a coextruded, multilayer polymer consisting primarily of nylon and polyethylene. We designed the film to be thin enough to fit into a swallowable capsule, yet stable enough to withstand the chemical and mechanical forces in the stomach. Our film is biocompatible, cost-effective to manufacture, puncture and abrasion resistant, smooth and atraumatic to the stomach’s lining and able to appropriately retain gas.
Balloon valve
Our balloon valve is an innovative combination of materials, including silicone and titanium, designed to be highly reliable. The valve is small enough to fit into a swallowable capsule and radiopaqued for visibility under digital imaging. A key feature of our valve is the ability to effectively reseal after the inflation catheter is removed to prevent leaks.
Microcatheter
Our microcatheter is designed to quickly and reliably inflate the Obalon balloon. It is small, flexible and smooth in order to minimize any potential discomfort to the patient during balloon placement. The catheter utilizes a hydrophilic coating to reduce friction during swallowing.
Inflation system
The Obalon Touch Inflation Dispenser is a semi-automated, hand-held inflation device that provides real-time balloon pressure measurements to confirm that the Obalon balloon is both properly placed and correctly inflated in the stomach. The Obalon Touch Inflation Dispenser automates several steps of the balloon inflation process and eliminates the need for altitude pre-programming. The Obalon Navigation System is intended to be commercially launched exclusively with the Obalon Touch Inflation System.
Proprietary gas
The Obalon balloon is inflated with our proprietary mix of gas, which, in combination with the permeability of the balloon film and the stomach gases, enables the balloon to remain inflated for the full six-month treatment period.
The Obalon Navigation System
The Obalon Navigation System consists of a Navigation console and the Obalon Touch Inflation Dispenser. The Obalon Navigation System console is a portable device consisting of hardware and software that are used to track and display the Obalon balloon during administration. The Obalon balloon is placed utilizing the Obalon Navigation System console and Obalon Touch Inflation Dispenser. The current generation of the Obalon Balloon is only compatible with the Obalon Navigation console and Obalon Touch Inflation Dispenser and is not compatible with any prior generation Obalon balloon systems.
The Obalon Balloon treatment
Placement of the Obalon balloon typically occurs in less than 15 minutes and can be accomplished in an outpatient setting. To place the Obalon balloon, the patient swallows the capsule, which has the Obalon balloon folded inside, with a glass of water. No sedation or anesthesia is required. Once swallowed, placement of the capsule is confirmed in the stomach using the Obalon Navigation System. Balloon placement can also be confirmed using x-

ray. The microcatheter, which is attached to the Obalon balloon, is then connected to the Obalon Touch Inflation Dispenser. The Touch inflation systems provides real-time pressure measurements to confirm that the Obalon balloon is both properly placed and able to be correctly inflated in the stomach. A pre-filled canister of gas is inserted into the inflation system and then the gas is discharged to fill the balloon to a volume of 250cc. Once the inflation of the Obalon balloon is confirmed, the microcatheter is detached from the balloon via hydrostatic pressure and is removed through the patient’s mouth. The patient is intended to return two more times over the following eight to 12 weeks to receive a second and third Obalon balloon, expanding total balloon volume within the stomach to approximately 750cc.

All of the balloons are removed in a single procedure no more than six months after the placement of the initial balloon. The balloons are removed endoscopically under light conscious sedation, using standard commercially-available endoscopy tools. The endoscopic procedure typically requires approximately 15 minutes on average.

Additional Product Under Development
We are developing a balloon intended for a longer duration of treatment, potentially up to one year. In our SMART trial, patients in the Obalon treatment group continued, on average, to lose weight throughout the six months of balloon treatment. We have completed the initial engineering and animal testing on the proprietary materials and systems, which we believe would permit reliable balloon performance over a longer period of up to twelve months. We intend to study if longer balloon treatment is safe and may provide greater weight loss in higher BMI patients or those desiring a longer weight loss treatment.

Our Corporate Information
We were incorporated under the laws of the State of Delaware on January 2, 2008. Our principal executive offices are located at 5421 Avenida Encinas, Suite F, Carlsbad, CA 92008, and our telephone number is (844) 362-2566. Our website addresses are http://www.obalon.com and http://www.obaloncenter.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website address solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

On February 5, 2020, we entered into a purchase agreement with Lincoln Park, which we refer to in this prospectus as the Purchase Agreement, pursuant to which Lincoln Park has agreed to purchase from us up to an aggregate of $15,000,000 of our common stock (subject to certain limitations) from time to time over the term of the Purchase Agreement. Also on February 5, 2020, we entered into a registration rights agreement with Lincoln Park, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock that may be issued to Lincoln Park under the Purchase Agreement.
We do not have the right to commence any sales of our common stock to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement have been satisfied, including that the SEC has declared effective the registration statement that includes this prospectus. Thereafter, from time to time, at our sole discretion, we may direct Lincoln Park to purchase shares of our common stock in amounts up to 150,000 shares on any single business day, which amounts may be increased to up to 250,000 shares depending on the market price of our common stock at the time of sale and subject to a maximum commitment by Lincoln Park of $1,000,000 per single purchase, which we refer to in this prospectus as “Regular Purchases.” In addition, at our discretion, Lincoln Park has committed to purchase other “accelerated amounts” and/or "additional accelerated amounts" under certain circumstances. We will control the timing and amount of any sales of our common stock to Lincoln Park. The purchase price of the shares that may be sold to Lincoln Park in Regular Purchases under the Purchase Agreement will be based on the market price of our common stock preceding the time of sale as computed under the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on our entering into certain types of transactions that are defined in the Purchase Agreement as “Variable Rate Transactions". Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

We paid Lincoln Park $150,000 in cash as reimbursement to Lincoln Park for its reasonable expenses incurred in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Purchase Agreement and the Registration Rights Agreement and its irrevocable commitment thereunder.

As of February 4, 2020, there were 7,731,633 shares of our common stock outstanding, of which 6,013,009 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to $15,000,000 of our common stock to Lincoln Park, only 1,978,280 shares of our common stock are being offered under this prospectus, which represents shares which may be issued to Lincoln Park in the future under the Purchase Agreement, if and when we sell shares to Lincoln Park under the Purchase Agreement. Depending on the market prices of our common stock at the time we elect to issue and sell shares to Lincoln Park under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the $15,000,000 total commitment available to us under the Purchase Agreement. If all of the 1,978,280 shares offered by Lincoln Park under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately 20.37% of the total number of shares of our common stock outstanding and approximately 24.76% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 1,978,280 shares offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

Under applicable rules of The Nasdaq Global Market, in no event may we issue or sell to Lincoln Park under the Purchase Agreement more than 19.99% of the shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement (which is 1,545,553 shares based on 7,731,633 shares outstanding immediately prior to the execution of the Purchase Agreement), which limitation we refer to as the Exchange Cap, unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $1.79 per share (which represents the average closing price of our common stock for the five trading days ending on February 4, 2020, the trading day immediately preceding the date the Purchase Agreement was executed), such that issuances and sales of our common stock to Lincoln Park under the Purchase Agreement would be exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq rules.
The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of our common stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Beneficial Ownership Cap.
Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

Securities Offered

Common stock to be offered by the selling stockholder:	1,978,280 shares we may sell to Lincoln Park under the Purchase Agreement from time to time after the date of this prospectus.

Common stock outstanding prior to this offering	7,731,633 shares

Common stock to be outstanding after giving effect to the issuance of 1,978,280 shares under the Purchase Agreement registered hereunder	9,707,913 shares
Use of proceeds
We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. We may receive up to $15,000,000 aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus
 Any proceeds that we receive from sales to Lincoln Park under the Purchase Agreement will be used for working capital and general corporate purposes. See "Use of Proceeds."

Risk factors	This investment involves a high degree of risk. See "Risk Factors" for a discussion of factors you should consider carefully before making an investment decision.
Symbol on The Nasdaq Global Market	“OBLN”
Unless otherwise noted, the number of shares of our common stock outstanding prior to and after this offering is based on 7,731,633 shares outstanding as of February 4, 2020, and excludes:

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461,631 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 461,631 shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, (ii) 74,520 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, (iii) 524,975 shares of common stock issuable upon exercise of options outstanding as of February 4, 2020 at a weighted-average exercise price of $36.70, (iv) 3,271,875 shares of our common stock issuable upon exercise of outstanding warrants as of February 5, 2020 at a weighted-average exercise price of $4.41 and (v) 862,959 shares of our common stock issuable upon vesting and settlement of outstanding restricted stock units, or RSUs, under our 2016 Equity Incentive Plan as of February 4, 2020.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC and incorporated by reference into this prospectus.  In addition, the following risk factors present material risks and uncertainties associated with this offering.  The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our securities could decline and you could lose all or part of your investment in our securities.

Risks Related to the Offering
The sale or issuance of our common stock to Lincoln Park may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.
On February 5, 2020, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $15,000,000 of our common stock. The shares of our common stock that may be issued under the Purchase Agreement may be sold by us to Lincoln Park at our discretion from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.
We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park under the Purchase Agreement. Sales of our common stock, if any, to Lincoln Park under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.
Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.
The public trading price for our common stock can be affected by a number of factors, including:

•	a slowdown in the medical device industry, the aesthetics industry or the general economy;

•	successful execution of our new commercial strategy;

•	quarterly variations in our or our competitors’ results of operations;

•	the results of our clinical trials;

•	unanticipated or serious safety concerns related to the use of any of our products or competitive liquid-filled intragastric balloon products;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of our products;

•	regulatory or legal developments in the United States and other countries;

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;

•	performance of third parties on whom we rely, including for the manufacture of the components for our product, including their ability to comply with regulatory requirements;

•	inability to obtain adequate supply of the components for any of our products, or inability to do so at acceptable prices;

•	the loss of key personnel, including changes in our board of directors and management;

•	legislation or regulation of our business;

•	changes in the structure of healthcare payment systems;

•	our commencement of, or involvement in, litigation;

•	the announcement of new products or product enhancements by us or our competitors;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	negative publicity, such as whistleblower complaints, about us or our products;

•	developments, announcements or disputes related to patents or other proprietary rights issued to us or our competitors and to litigation;

•	ability to meet Nasdaq minimum listing requirements; and

•	developments in our industry.

In recent years, the stock markets generally and the stock prices of many companies in the medical device industry have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your common stock at or above the price at which you purchased it and you may lose some or all of your investment.

We expect to need additional financing in order to support our operating plan.
We recently initiated the transition of our commercialization efforts to focus on Obalon-branded or managed retail treatment centers. We have opened two such facilities and expect that we will need additional capital to continue to execute on this strategy. However, adequate funding may not be available to us on acceptable terms, or at all. The failure to obtain sufficient funds on acceptable terms or in a timely manner could force us to take actions that could materially and adversely affect our business. We also cannot give assurance that we will achieve sufficient revenues in the future to achieve profitability and cash flow positive operations to allow us to continue as a going concern.
Our future capital requirements will depend on many factors, including:

•	the degree of success we experience in commercializing our Obalon Balloon System with both Obalon-branded or managed retail treatment centers and centralized customer support model;

•	the rate at which the currently small and immature intragastric balloon market develops;

•	our ability to scale manufacturing in a cost-effective manner to meet demand;

•	costs associated with opening and operating Company-owned or managed Obalon-branded retail treatment centers;

•	operational expenses associated with Obalon-branded or managed retail treatment centers, the cost and expense of our marketing infrastructure, and our manufacturing operations;

•	the revenue and gross profit generated by sales of our Obalon Balloon System, Obalon Navigation System, and any other products that may be approved in the United States;

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our products under development;

•	the costs and timing of establishing and expanding the Obalon-branded or managed retail treatment centers;

•	the costs and timing of developing enhancements of our Obalon Balloon System and Obalon Navigation System and obtaining FDA clearance or approval of such enhancements;

•	the emergence of competing or complementary technological developments;

•	the extent to which our Obalon Balloon System and Obalon Navigation System are adopted by the physician community and patients;

•	the number and types of future generation products we develop and commercialize and their success and adoption in the marketplace;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	costs of operating as a public company and compliance with existing and future regulations;

•	the extent and scope of our general and administrative expenses;

•	the legal costs associated with defending against shareholder litigation; and

•	the degree of success we experience in international sales of our Obalon Balloon System.
We may raise funds in equity or debt financings, including pursuant to our purchase agreement with Lincoln Park Capital, or enter into additional credit facilities in order to access funds for our capital needs. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. Any debt financing obtained by us in the future would cause us to incur additional debt service expenses and could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our lack of sufficient funds could cause us to terminate or delay the development of the Company-owned or managed Obalon-branded retail treatment centers, negatively impact services associated with our centralized customer support model, delay the development of one or more of our products, delay clinical trials necessary to market our products, or delay other activities necessary to commercialize our products. If this were to occur, our ability to continue to grow and support our business and to respond to business challenges could be significantly limited.
Pursuant to our purchase agreement, or the Lincoln Park Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, Lincoln Park has committed to purchase up to $15.0 million of our common stock from time to time over a 36-month period. The number of shares we may sell to Lincoln Park on any single business day in a Regular Purchase is 150,000, but that amount may be increased to up to 250,000 shares of our common stock, depending on the market price of our common stock at the time of sale and subject to a maximum limit of $1,000,000 per Regular Purchase. Depending on the prevailing market price of our common stock, we may not be able to sell shares to Lincoln Park for the maximum $15.0 million over the term of the Lincoln Park Purchase Agreement. In addition, under the rules of the Nasdaq Capital Market, in no event may we issue more than 19.99% of our shares outstanding under the Lincoln Park Purchase Agreement unless we obtain stockholder approval or an exception pursuant to the rules of the Nasdaq Capital Market is obtained to issue more than 19.99%. This limitation will not apply in certain limited circumstances as set out in the Lincoln Park Purchase Agreement. As of December 31, 2019, we have sold 356,122 shares to Lincoln Park under a prior financing arrangement with Lincoln Park Capital for up to $20 million that was executed in December 2018. We are not required or permitted to issue any shares of common stock under the Lincoln Park Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Global Market. In addition, Lincoln Park will not be required to purchase any shares of our common stock if such sale would result in Lincoln Park’s beneficial ownership exceeding 9.99% of the then outstanding shares of our common stock. Our inability to access a portion or the full amount available under the Lincoln Park Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.
The extent we rely on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we were to receive all $15,000,000 in gross proceeds under the Purchase Agreement with Lincoln Park, we may still need additional capital to fully implement our business, operating and development plans. Assuming a purchase price of $1.79 per share (which represents the average closing price of our common stock for the five trading days ending on February 4, 2020, the trading day immediately preceding the date the Purchase Agreement was executed), the purchase by Lincoln Park of the 1,978,280 purchase shares, registered hereunder would result in gross proceeds to us of only $3,541,121. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Future sales and issuances of our common stock or other securities may result in significant dilution and could cause the price of our common stock to decline.

To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time, including pursuant to the Purchase Agreement with Lincoln Park. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, sales of a substantial number of shares of our outstanding common stock in the public market could occur at any time. Persons who were our stockholders prior to our initial public offering, or IPO, continue to hold a substantial number of our common stock that many of them are now able to sell in the public market. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are also entitled to rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates.

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Lincoln Park, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to Lincoln Park, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are subject to securities class action litigation.

On February 14 and 22, 2018, plaintiff stockholders filed class action lawsuits against us and certain of our executive officers in the United States District Court for the Southern District of California (Hustig v. Obalon Therapeutics, Inc., et al., Case No. 3:18-cv-00352-AJB-WVG, and Cook v. Obalon Therapeutics, Inc. et al., Case No. 3:18-cv-00407-CAB-RBB). On July 24, 2018, the court consolidated the lawsuits and appointed Inter-Local Pension Fund GCC/IBT as lead plaintiff. On October 5, 2018, plaintiffs filed an amended complaint. The amended complaint alleges that we and certain of our executive officers made false and misleading statements and failed to disclose material adverse facts about our business, operations, and prospects in violation of Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The amended complaint also alleges violations of Section 11 of the Exchange Act arising out of the Company’s initial public offering. The plaintiffs seek damages, interest, costs, attorneys' fees, and other unspecified equitable relief. The underwriters from our initial public offering have also been named as defendants in this case and we have certain obligations under the underwriting agreement to indemnify them for their costs and expenses incurred in connection with this litigation.

On September 25, 2019, the court granted in part and denied in part the defendants’ motion to dismiss. The court dismissed the Section 11 claims entirely, without leave to amend, and accordingly dismissed the underwriters and certain directors from the case. The Court also dismissed certain statements from the Section 10 claims. We believe the remaining claims in the complaint are without merit and intend to defend vigorously against them.

On December 12, 2019, a purported stockholder submitted a formal demand letter to the Board asserting similar alleged wrongdoing as alleged in the securities class action and demanding that the Board investigate the alleged wrongdoing and take action to remedy the alleged injury to the Company.  The Board’s review of the demand is on-going.

Such litigation could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.

Material modifications to our Obalon Balloon System and Obalon Navigation System may require new premarket approvals and may require us to recall or cease marketing our Obalon Balloon System until approvals are obtained.

Once a medical device is approved, a manufacturer must notify the FDA of any modifications to the device. Any modification to a device that has received FDA approval that affects its safety or effectiveness requires approval from the FDA pursuant to a PMA supplement. An applicant may make a change in a device approved through a PMA without submitting a PMA supplement if the change does not affect the safety and effectiveness of the device and the change is reported to FDA in a post-approval periodic report required as a condition of approval. We may not be able to obtain additional premarket approvals for new products or obtain approval of PMA supplements for modifications to, or additional indications for, our Obalon Balloon System in a timely fashion, or at all. Delays in obtaining required future approvals would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. If we make additional modifications in the future that we believe do not or will not require additional approvals and the FDA disagrees and requires new approvals for the modifications, we may be required to recall and to stop selling or marketing our Obalon Balloon System as modified, which could harm our operating results and require us to redesign our Obalon Balloon System and Obalon Navigation System. In these circumstances, we may be subject to significant enforcement actions.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend” and similar words or phrases. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Accordingly, these statements involve estimates, assumptions, risks and uncertainties, including the risks discussed in the section titled “Risk Factors,” that could cause actual results to differ materially from those expressed in them. You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

•	our ability to achieve or sustain profitability;

•	execute our new commercial strategy;

•	our ability to predict our future prospects and forecast our financial performance and growth;

•	the rate at which physicians and patients adopt and use the Obalon Balloon System;

•	the effect of adverse events or other negative developments involving other companies’ intragastric balloons or other obesity treatments;

•	our ability to educate physicians on safe and proper use of the Obalon Balloon System;

•	the rate at which patients may experience serious adverse device events as the result of the misuse or malfunction of, or design flaws in, the company's products;

•	our ability to obtain FDA approval or other regulatory approvals for our future products and product improvements;

•	our ability to adequately protect our proprietary technology and maintain our issued patents; and

•	the intended use of proceeds from our sale of shares of common stock to Lincoln Park.
Discussions containing these forward-looking statements may be found throughout this prospectus and the SEC filings that are incorporated by reference into this prospectus. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to update the forward-looking statements or to reflect events or circumstances. The risks discussed in this prospectus and the SEC filings that are incorporated by reference into this prospectus should be considered in evaluating our prospects and future financial performance.

THE LINCOLN PARK TRANSACTION

General

On February 5, 2020, we entered into the Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $15,000,000 of our common stock (subject to certain limitations) from time to time during the term of the Purchase Agreement. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the shares that may be issued to Lincoln Park under the Purchase Agreement.
We do not have the right to commence any sales to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement have been satisfied, including the registration statement that includes this prospectus being declared effective by the SEC. Thereafter, from time to time, at our sole discretion, we may direct Lincoln Park to purchase shares of our common stock in amounts up to 150,000 shares on any single business day in a Regular Purchase, which maximum amount may be increased to up to 250,000 shares depending on the market price of our common stock at the time of sale and subject to a maximum commitment by Lincoln Park of $1,000,000 per single Regular Purchase. In addition, at our discretion, Lincoln Park has committed to purchase other “accelerated amounts” and/or “additional accelerated amounts” under certain circumstances. The purchase price per share sold in Regular Purchases will be based on the market price of our common stock immediately preceding the time of sale as computed under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.
We paid Lincoln Park $150,000 in cash as reimbursement to Lincoln Park for its reasonable expenses incurred in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Purchase Agreement and the Registration Rights Agreement and its irrevocable commitment thereunder.

Under applicable rules of The Nasdaq Global Market, in no event may we issue or sell to Lincoln Park under the Purchase Agreement shares of our common stock in excess of the Exchange Cap (which is 1,545,553 shares, or 19.99% of the 7,731,633 shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $1.79 (which represents the average closing price of our common stock for the five trading days ending on February 4, 2020, the trading day immediately preceding the date the Purchase Agreement was executed), such that issuances and sales of our common stock to Lincoln Park under the Purchase Agreement would be exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable rules Nasdaq rules.
The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park exceeding the Beneficial Ownership Cap.
Purchase of Shares Under the Purchase Agreement
Under the Purchase Agreement, we may from time to time, at our discretion, direct Lincoln Park to purchase on any single business day up to 150,000 shares of our common stock in a Regular Purchase, provided, however, that (i) the Regular Purchase may be increased to up to 200,000 shares, provided that the closing sale price of our common stock is not below $2.00 per share on the applicable purchase date (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), and (ii) the Regular Purchase may be increased to up to 250,000 shares, provided that the closing sale price of our common stock is not below $3.00 per share on the applicable purchase date (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement) (such share amount limitations, the "Regular Purchase Share Limit"). In each case, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $1,000,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring Lincoln Park to purchase common stock at an aggregate purchase price equal to or greater than $150,000 in any single Regular Purchase, then the Regular Purchase Share Limit will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $150,000.

The purchase price per share for each such Regular Purchase will be equal to 97% of the lower of:

•	the lowest sale price for our common stock on the purchase date of such shares; or

•
the arithmetic average of the three lowest closing sale prices for our common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition to Regular Purchases described above, we may also direct Lincoln Park, on any business day on which we have properly submitted a Regular Purchase notice directing Lincoln Park to purchase the maximum number of shares of our common stock that we are then permitted to include in a single Regular Purchase notice and the closing sale price of our common stock on such business day is not below $0.50 per share (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), to purchase an additional amount of our common stock, which we refer to as an Accelerated Purchase, not to exceed the lesser of:

•
30% of the aggregate shares of our common stock traded during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable Accelerated Purchase date, which is defined as the next business day following the purchase date for the corresponding Regular Purchase, the portion of the normal trading hours on the applicable Accelerated Purchase date prior to such time that any one of such thresholds is crossed, which period of time on the applicable Accelerated Purchase date we refer to as the Accelerated Purchase Measurement Period; and

•	3 times the number of purchase shares purchased pursuant to the corresponding Regular Purchase.
The purchase price per share for each such Accelerated Purchase will be equal to the lower of:

•	97% of the volume weighted average price of our common stock during the applicable Accelerated Purchase Measurement Period on the applicable Accelerated Purchase date; and

•	the closing sale price of our common stock on the applicable Accelerated Purchase date.
We may also direct Lincoln Park, not later than 1:00 p.m., Eastern time, on a business day on which an Accelerated Purchase has been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement prior to such time on such business day, and provided that the closing price of our common stock on the business day immediately preceding such business day is not less than $0.50 per share (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), to purchase an additional amount of our common stock, which we refer to as an Additional Accelerated Purchase, of up to the lesser of:

•
30% of the aggregate shares of our common stock traded during a certain portion of the normal trading hours on such Accelerated Purchase date as determined in accordance with the Purchase Agreement, which period of time we refer to as the Additional Accelerated Purchase Measurement Period; and

•
3 times the number of purchase shares purchased pursuant to the Regular Purchase corresponding to the Accelerated Purchase that was completed on such Accelerated Purchase date on which an Additional Accelerated Purchase notice was properly received.

We may, in our sole discretion, submit multiple Additional Accelerated Purchase notices to Lincoln Park prior to 1:00 p.m., Eastern time, on a single Accelerated Purchase date, provided that all prior Accelerated Purchases and Additional Accelerated Purchases (including those that have occurred earlier on the same day) have been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement.
 The purchase price per share for each such Additional Accelerated Purchase will be equal to the lower of:

•	97% of the volume weighted average price of our common stock during the applicable Additional Accelerated Purchase Measurement Period on the applicable Additional Accelerated Purchase date; and

•	the closing sale price of our common stock on the applicable Additional Accelerated Purchase date.

In the case of Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.
Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.
Events of Default
Events of default under the Purchase Agreement include the following:

•
the effectiveness of the registration statement of which this prospectus forms a part lapses for any reason (including, without limitation, the issuance of a stop order), or any required prospectus supplement and accompanying prospectus are unavailable for the resale by Lincoln Park of our common stock offered hereby, and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of one business day;

•
the de-listing of our common stock from The Nasdaq Global Market, our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Select Market, the NYSE Market, American or OTC Markets (or nationally recognized successor thereto);

•	the failure of our transfer agent to issue to Lincoln Park shares of our common stock within two business days after the applicable date on which Lincoln Park is entitled to receive such shares;

•
any breach of the representations or warranties or covenants contained in the Purchase Agreement or Registration Rights Agreement that has or could have a material adverse effect on us and, in the case of a breach of a covenant that is reasonably curable, that is not cured within five business days;

•	if at any time the Exchange Cap is reached, to the extent applicable;

•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	if at any time we are not eligible to transfer our common stock electronically.
Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. During an event of default, all of which are outside of Lincoln Park’s control, we may not direct Lincoln Park to purchase any shares of our common stock under the Purchase Agreement.

Our Termination Rights
We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to Lincoln Park to terminate the Purchase Agreement. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party.
No Short-Selling or Hedging by Lincoln Park
Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.
Prohibitions on Variable Rate Transactions
There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement.
Effect of Performance of the Purchase Agreement on Our Stockholders

All 1,978,280 shares registered in this offering may be sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 36-months commencing on the date that the registration statement including this prospectus becomes effective. The sale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Lincoln Park, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.
Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Lincoln Park to purchase up to $15,000,000 of our common stock. Depending on the price per share at which we sell our common stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $15,000,000 total commitment available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park under this prospectus is dependent upon the number of shares we direct Lincoln Park to purchase under the Purchase Agreement.

The Purchase Agreement prohibits us from issuing or selling to Lincoln Park under the Purchase Agreement (i) shares of our common stock in excess of the Exchange Cap, unless we obtain stockholder approval to issue shares in excess of the Exchange Cap or the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equal or exceed $1.79 (which represents the average closing price of our common stock for the five trading days ending on February 4, 2020), such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules, and (ii) any shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would exceed the Beneficial Ownership Cap.

The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of shares to Lincoln Park under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park(2)	Proceeds from the Sale of Shares to Lincoln Park Under the $15M Purchase Agreement
$0.50	1,978,280	20.37%	$989,140
$1.36 (3)	1,978,280	20.37%	$2,690,460
$2.00	1,978,280	20.37%	$3,956,560
$3.00	1,978,280	20.37%	$5,934,840
$4.00	1,978,280	20.37%	$7,913,120

(1)
Although the Purchase Agreement provides that we may sell up to $15,000,000 of our common stock to Lincoln Park, we are only registering 1,978,280 shares under this prospectus, which may or may not cover all the shares we ultimately sell to Lincoln Park under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering in this offering. If we seek to issue shares of our common stock, including shares from other transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under the applicable rules of The Nasdaq Global Market, in excess of 1,545,553 shares, or 19.99% of the total common stock outstanding immediately prior to the execution of the Purchase Agreement, we may be required to seek stockholder approval in order to be in compliance with the rules of The Nasdaq Global Market.

(2)
The denominator is based on 7,731,633 shares outstanding as of February 4, 2020 adjusted to include the number of shares set forth in the adjacent column which we would have sold to Lincoln Park, assuming the purchase price in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

(3)	The closing sale price of our shares on February 27, 2020.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Lincoln Park. We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. We may receive up to $15,000,000 aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement. We estimate that the net proceeds to us from the sale of our common stock to Lincoln Park pursuant to the Purchase Agreement will be up to $14,864,532.66 over an approximately 36-month period, assuming that we sell the full amount of our common stock that we have the right, but not the obligation, to sell to Lincoln Park under the Purchase Agreement, and after other estimated fees and expenses. See “Plan of Distribution” elsewhere in this prospectus for more information.
We expect to use any proceeds that we receive under the Purchase Agreement for working capital and general corporate purposes. It is possible that no shares will be issued under the Purchase Agreement.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Lincoln Park, of shares of common stock that may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on February 5, 2020 concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our common stock that may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we may sell to Lincoln Park under the Purchase Agreement. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects its holdings as of February 5, 2020. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Before this Offering	Percentage of Outstanding Shares Beneficially Owned Before this Offering	Shares to be Sold in this Offering Assuming The Company issues the Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC (1)	187,500 (2)	2.36% (3)	1,978,280 (4)	1.90% (5)

____________________

(1)
Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2)
Represents 187,500 shares of common stock underlying currently exerciseable warrants to purchase common stock at a price of $4.40 per share, which warrants were acquired by Lincoln Park on August 6, 2019 and expire on August 5, 2024. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares of common stock that Lincoln Park may be required to purchase pursuant to the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, under the terms of the Purchase Agreement, issuances and sales of shares of our common stock to Lincoln Park are subject to certain limitations on the amounts we may sell to Lincoln Park at any time, including the Exchange Cap and the Beneficial Ownership Cap. See the description under the heading “The Lincoln Park Transaction” for more information about the Purchase Agreement.

(3)	Based on 7,731,633 outstanding shares of our common stock as of February 4, 2020.

(4)
Although the Purchase Agreement provides that we may sell up to $15,000,000 of our common stock to Lincoln Park, only 1,978,280 shares of our common stock are being offered under this prospectus that may be sold by us to Lincoln Park at our discretion from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus. Depending on the price per share at which we sell our common stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $15,000,000 total commitment available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

(5)
Assumes all shares of common stock registered hereunder have been resold by Lincoln Park. Calculated by dividing (i) the 187,500 shares of common stock underlying warrants beneficially owned by Lincoln Park on February 5, 2020, by (ii) the 7,731,633 shares of common stock outstanding as of February 4, 2020, as adjusted to include the 1,978,280 shares which may be sold to Lincoln Park under the Purchase Agreement and the 187,500 shares of common stock underlying warrants beneficially owned by Lincoln Park on February 5, 2020.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information
Our common stock is listed on The Nasdaq Global Market under the symbol “OBLN.”
Holders
As of February 4, 2020, we had 38 registered holders of our common stock. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares of record are held through banks, brokers, other financial institutions and registered clearing agencies.

DIVIDEND POLICY

We never have declared or paid any cash dividends on our capital stock. Currently, we anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our loan and security agreement with Pacific Western Bank prohibits us from, among other things, paying any dividends or making any other distribution or payment on account of our common stock.

EXECUTIVE AND DIRECTOR COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our Named Executive Officers during the year ended December 31, 2019, who were:

•	William Plovanic, President and Chief Executive Officer;

•	Andrew Rasdal, Executive Chairman of the Board, and Former Chief Executive Officer;

•	Mark Brister, Chief Technology Officer;

•	Kelly Huang, Former President and Chief Executive Officer; and

•	Amy Vandenberg, Chief Quality Assurance, Clinical and Regulatory Affairs Officer.

Effective January 2, 2019, Mr. Rasdal transitioned to Executive Chairman of the Board and Dr. Huang was appointed as our Chief Executive Officer. On May 20,2019, Dr. Huang resigned as our Chief Executive Officer and Mr. Plovanic was promoted to President, Chief Financial Officer and was appointed to serve as a director on the Board. On October 19, 2019, Mr. Plovanic was promoted to Chief Executive Officer and retained his title as President and continued to serve as a director of the Board. Since his resignation in May 2019, Dr. Huang has continued to serve as a consultant to the Company.

To the extent applicable, all disclosed share amounts reflect the 2.9-to-1 reverse stock split effected by the Company on September 23, 2016 and the 10-to-1 reverse stock split affected by the Company on July 24, 2019.
SUMMARY COMPENSATION TABLE
The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our Named Executive Officers for services rendered during the years ended December 31, 2019 and December 31, 2018. Mr. Brister and Ms. Vandenberg were not named executive officers for the year ended December 31, 2018, and therefore information in the table below is provided only with respect to their 2019 services.

Name and principal position	Year	Salary ($)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-equity incentive plan compensation	All other compensation ($)(5)	Total ($)
William Plovanic	2019	422,917	241,000(5)	—	290,708	—	994	955,619
President and Chief Executive Officer	2018	400,000	155,000	127,350	381,710	—	949	1,065,009
Andrew Rasdal	2019	325,000	—	200,001	—	—	994	525,995
Executive Chairman of the Board, Former Chief Executive Officer	2018	650,000	520,000	—	1,145,130	—	978	2,316,108
Mark Brister Chief Technology Officer	2019	367,500	35,000	—	139,180	—	994	542,674
Kelly Huang	2019	202,331	—	—	376,560	—	277,491	856,382
Former President and Chief Executive Officer	2018	432,000	—	183,950	305,368	199,800	4,242	1,125,360
Amy Vandenberg Chief Quality Assurance, Clinical and Regulatory Affairs Officer	2019	367,500	35,000	—	136,028	—	994	539,522

(1)
Amounts represent cash incentives paid in 2020 with respect to 2019 performance, as determined by our Compensation Committee in its discretion. In addition, for Mr. Plovanic, includes a $200,000 bonus paid in connection with his promotion to Chief Executive Officer.

(2)	Amounts for 2018 represent cash incentives paid in January 2019 with respect to 2018 performance under our 2018 bonus plan.

(3)
The amounts shown represent the full grant date fair value of restricted stock awards and restricted stock unit awards granted to the Named Executive Officer in the applicable year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, rather than the amounts paid to or realized by the Named Executive Officer. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018 and filed with the SEC on February 22, 2019. There can be no assurance that unvested awards will vest (and, absent vesting, no value will be realized by the executive for the award).

(4)
The amounts shown represent the aggregate grant date fair value of stock options granted to each Named Executive Officer in the applicable year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018 and filed with the SEC on February 22, 2019. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by our Named Executive Officers from the options. There can be no assurance that unvested awards will vest (and, absent vesting and exercise, no value will be realized by the executive for the award).

(5)
Amounts represent company-paid life insurance premiums and long-term disability benefits for Messrs. Plovanic, Rasdal and Brister, Dr. Huang and Ms. Vandenberg. In addition, with respect to Mr. Huang, includes consulting fees payable pursuant to his consulting agreement.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

Base Salaries
We pay our named executive officers a base salary to compensate them for the satisfactory performance of services rendered to our Company. The base salary payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our Named Executive Officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.
As of January 1, 2019, the base salaries for Messrs. Plovanic, Rasdal and Brister, Dr. Huang and Ms. Vandenberg were $400,000, $650,000, $367,500, $432,000, and $367,500, respectively.
In connection with Mr. Rasdal’s transition to Executive Chairman of the Board and Dr. Huang’s promotion to Chief Executive Officer, Mr. Rasdal’s base salary decreased from $650,000 to $325,000 and Dr. Huang’s base salary was increased to $475,000, each effective January 2, 2019. Further, effective October 19, 2019, Mr. Plovanic’s base salary was increased from $400,000 to $510,000, in connection with his promotion to serve as Chief Executive Officer of the Company.
We expect that base salaries for the Named Executive Officers will be reviewed periodically by our Compensation Committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.
Cash Incentive Payments
Annual Cash Incentive Program. In 2019, Messrs. Plovanic and Brister and Ms. Vandenberg were eligible to participate in our annual cash incentive compensation program under which cash incentive payments were awarded based on our corporate performance. For 2019, each had a target cash incentive opportunity equal to 45% of such executive’s base salary. In connection with Dr. Huang’s resignation as our Chief Executive Officer and Mr. Rasdal’s transition to Executive Chairman of the Board, neither executive was eligible to participate in the Company's 2019 executive bonus program.

Our 2019 bonus program was designed to provide bonus opportunities for our executive officers based on the achievement of corporate performance objectives. In 2019, these objectives included (i) financial, (ii) clinical and regulatory, and (iii) product quality metrics. The first goal was weighted at 50%, while the other two were weighted at 25% each.
Each performance goal had both a target measure and an “upside” measure; if the “upside” measure was attained then the executive was eligible to receive an increase in cash incentive payment equal to 10% of the executive’s base salary with respect to that measure.
Based on our 2019 performance, the corporate performance objectives were not achieved. However, our Compensation Committee decided to award discretionary cash bonuses to Messrs. Plovanic and Brister and Ms. Vandenberg to compensate them for their overall performance and efforts on behalf of the Company in 2019. The discretionary bonus amounts were $41,000 for Mr. Plovanic and $35,000 for each of Mr. Brister and Ms. Vandenberg; each is approximately 22% of the executive’s target bonus opportunity for 2019.
Promotion Bonus. In addition, in connection with his promotion to Chief Executive Officer in 2019, Mr. Plovanic received a one-time $200,000 bonus.
Equity Awards
We award stock options and stock awards to our employees, including Named Executive Officers, as the long-term incentive component of our compensation program. Awards granted since our initial public offering in September 2016 were granted under the Obalon Therapeutics, Inc. 2016 Equity Incentive Plan (the “2016 Plan”); prior to our initial public offering, awards were granted under the Obalon Therapeutics, Inc. 2008 Equity Incentive Plan (the “2008 Plan”).
We typically grant equity awards to new hires upon their commencing employment with us and from time to time thereafter. Our stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. Generally, the stock options we grant vest over a four-year period, subject to the employee’s continued service with us on the vesting date, either in equal monthly installments over the four-year period or as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the following 36 months. Stock option grants that were made prior to our initial public offering under the 2008 Plan generally allow employees the opportunity to “early exercise” unvested stock options by purchasing shares underlying the unvested portion of an option subject to our right to repurchase any unvested shares for the lesser of the exercise price paid for the shares and the fair market value of the shares on the date of the holder’s termination of service if the employee’s service with us terminates prior to the date on which the option vests.
The following table sets forth the number of options granted to our Named Executive Officers in 2019. Share numbers and exercise prices reflect the 10-for-1 reverse stock split that occurred on July 24, 2019.

Name	Grant Date	Number of Options (#)	Option Exercise Price ($)
William Plovanic	1/2/2019	10,000(1)	23.00
William Plovanic	7/23/2019	30,000(2)	9.60
William Plovanic	10/25/2019	10,000(3)	1.75
Kelly Huang	1/2/2019	30,000(1)	23.00
Mark Brister	1/2/2019	10,000(1)	23.00
Mark Brister	7/23/2019	3,500(4)	9.60
Mark Brister	10/25/2019	13,000(1)	1.75
Amy Vandenberg	1/2/2019	10,000(1)	23.00
Amy Vandenberg	7/23/2019	3,500(4)	9.60
Amy Vandenberg	10/25/2019	10,000(1)	1.75

(1)	The option vests as to 1/48th of the shares underlying the option on each monthly anniversary of the grant date, subject to continued service.

(2)	The option vests as to 1/48th of the shares underlying the option on each monthly anniversary of May 20, 2019, subject to continued service.

(3)
The option vests as to (i) 1/4th of the shares underlying the option on the first anniversary of Mr. Plovanic’s appointment as Chief Executive Officer, October 25, 2019, and (ii) 1/48th of the shares underlying the option on each monthly anniversary of such date thereafter, subject to continued service.

(4)
The options vests in full on the day following the filing date of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, based on the achievement of performance goals on or prior to December 31, 2019. Such performance goals were not achieved on or prior to December 31, 2019.

Additionally, in connection with his transition to Executive Chairman, Mr. Rasdal received an award of 8,696 restricted stock units, which vested in full on January 2, 2020. Under the terms of the restricted stock unit award agreement, the shares subject to such restricted stock units will be settled on the earliest to occur of: (i) January 2, 2022, (ii) the date of Mr. Rasdal’s "separation from service" from the Company within the meaning of Section 409A of the Code and (iii) the date of the occurrence of a change in control of the Company.

Other Elements of Compensation
We provide customary employee benefits to our full- and part-time employees, including our Named Executive Officers, including medical and dental benefits, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance. In addition, eligible employees, including our Named Executive Officers, may participate in our tax-qualified employee stock purchase plan and purchase shares of our common stock on favorable terms with payroll deductions.
We also maintain a 401(k) retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code for our employees, including our Named Executive Officers, who satisfy certain eligibility requirements. Under our 401(k) plan, all eligible plan participants may contribute between 1% and 100% of eligible compensation, on a pre-tax basis, into their accounts. We have not made a matching contribution under the plan on behalf of employees.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table presents, for each of the Named Executive Officers, information regarding outstanding equity awards held as of December 31, 2019. All stock options granted prior to our initial public offering in September 2016 are, to the extent unvested, early exercisable for shares of unvested restricted common stock and were granted under our 2008 Plan. Stock options granted after our initial public offering are generally not early exercisable and were granted under our 2016 Plan. To the extent applicable, amounts reflect the 10-to-1 reverse stock split effected by the Company on July 24, 2019.

	Option Awards						Stock Awards
Name	Grant date	Vesting commencement date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Andrew Rasdal	8/14/2012	6/14/2012	8,994	—	$18.30	8/14/2022	—	—
	2/12/2015	1/1/2015	14,293	—	$7.60	2/12/2025	—	—
	5/11/2016	5/11/2016	14,655(1)(2)(3)	—	$17.70	5/11/2026	—	—
	11/9/2016	11/9/2016	23,121	6,879(2)(3)	$87.40	11/9/2026	—	—
	1/2/2019	1/2/2019	—	—	—	—	8,696(3)(4)	$16,522(5)
Kelly Huang	9/6/2017	9/6/2017	15,141	11,782(2)(5)	$93.10	9/6/2027	—	—
	1/2/2018	9/6/2017	4,108	3,892(5)(6)	$71.50	1/2/2028	—	—
	5/15/2018	—	—	—	—	—	6,500(4)(8)	$12,350(5)
	1/2/2019	1/2/2019	6,874	23,126	$23.00	1/2/2029	—	—
William Plovanic	3/24/16	3/7/2016	—	—	—	—	984(3)(11)	$1,870(5)
	5/11/16	5/11/16	—	—	—	—	345(3)(11)	$655(5)
	11/9/2016	3/7/2016	5,155	345(1)(2)	$87.40	11/9/2026	—	—
	1/2/2018	1/2/2018	—	10,000(2)(12)	$71.50	1/2/2028	—	—
	5/15/2018	—	—	—	—	—	4,500(2)(4)	$8,550(5)
	1/2/2019	1/2/2019	2,288	7,712(3)(10)	$23.00	1/2/2029	—	—
	7/23/2019	—	4,374	25,626(2)(13)	$9.60	7/23/2029	—	—
	10/25/2019	—	—	10,000(2)(14)	$1.75	10/25/2029	—	—
Mark Brister	2/12/2015	1/1/2015	4,072	0	$7.60	2/12/2025	—	—
	5/11/2016	5/11/2016	3,966	432(1)(2)(3)	$17.70	5/11/2026	—	—
	11/9/2016	11/9/2016	6,931	2,069(1)(2)	$87.40	11/9/2026	—	—
	1/2/2018	—	—	—	$—	—	3,250(4)	$6,175(5)
	1/2/2019	1/2/2019	2,288	7,712	$23.00	1/2/2029	—	—

	Option Awards						Stock Awards
	7/23/2019	—	—	3,500(2)(15)	$9.60	7/23/2029	—	—
	10/25/2019	10/25/2019	541	12,459(2)(10)	$1.75	10/25/2029	—	—
Amy Vandenberg	7/27/2011	7/13/2011	977	—	$13.10	7/27/2021	—	—
	4/10/2012	2/13/2012	1,045	—	$13.10	4/10/2022	—	—
	8/14/2012	6/14/2012	3,391	—	$18.30	8/14/2022	—	—
	12/19/2014	11/17/2014	1,221	—	$7.60	12/19/2024	—	—
	2/12/2015	1/1/2015	5,298	—	$7.60	2/12/2025	—	—
	5/11/2016	5/11/2016	3,088	360	$17.70	5/11/2026	—	—
	11/9/2016	11/9/2016	2,312	688	$87.40	11/9/2026	—	—
	1/2/2018	—	—	—	$0.00	—	4,500(16)	$8,550(5)
	5/15/2018	—	—	—	$0.00	—	1,500(4)	$2,850(5)
	1/2/2019	1/2/2019	2,287	7,714	$23.00	1/2/2029	—	—
	7/23/2019	—	—	3,500	$9.60	7/23/2029	—	—
	10/25/2019	10/25/2019	416	9,584	$1.75	10/25/2029	—	—

(1)
Shares vest in equal monthly installments over 48 months from the vesting commencement date. The May 2016 option held by Mr. Rasdal was granted prior to our initial public offering and therefore is early exercisable in full, with the unvested options early exercisable into unvested restricted shares.

(2)
In the event that the holder is terminated by us without cause or resigns for good reason (a) as to Mr. Rasdal, not in connection with a change in control or (b) as to Messrs. Rasdal, Plovanic and Brister and Dr. Huang, at any time during the three months prior to a change in control or during the period beginning on the closing of a change in control and ending on the first anniversary of such closing, then 100% of any unvested shares subject to the award will automatically vest, subject to such holder executing and not rescinding a general release of claims.

(3)
Represents awards granted prior to our initial public offering. All unvested shares subject to the award will vest and will become exercisable, as applicable, in the event that we engage in a change of control transaction (as defined in the applicable agreement).

(4)	100% of the shares vested on January 2, 2020, subject to continued service.

(5)
The market value of shares of restricted stock that have not vested is calculated by multiplying the fair market value of a share of our common stock on December 31, 2019 ($1.90) by the number of unvested shares of restricted stock outstanding under the award.

(6)
On May 20, 2019, Dr. Huang resigned as our Chief Executive Officer and member of our Board and continues to serve as a consultant to the Company. Under the terms of Dr. Huang’s consulting agreement, each outstanding Company equity award held by Dr. Huang as of May 20, 2019 will remain outstanding and eligible to vest and, as applicable, become exercisable during the consulting period (based on Dr. Huang’s continued provision of consulting services thereafter rather than continued employment).

(7)
25% of the shares underlying the award will vest on the first anniversary of the vesting commencement date, with the remaining shares vesting in equal monthly installments for the following 36 months, subject to continued employment.

(8)
In the event that Dr. Huang’s consulting services are terminated by us without cause or by Dr. Huang in connection with his commencement of employment or other service with another company or organization, and provided that such subsequent employer provides written notice stating that Dr. Huang is not permitted to provide such services while Dr. Huang continues to provide us services under his consulting agreement, then, the portion of each outstanding Company equity award held by Dr. Huang as of May 20, 2019 that would have vested on or prior to May 20, 2020 will become vested.

(9)
1/6th of the shares underlying the award vest on the first anniversary of the vesting commencement date, and as to 1/48th of the shares underlying the award on each monthly anniversary of the grant date thereafter, subject to continued service.

(10)	1/48th of the shares underlying the award will vest on each monthly anniversary of the grant date, subject to continued service.

(11)	25% of the shares underlying the award will vest on the first anniversary of the vesting commencement date, with the remaining shares vesting in equal monthly installments for the following 36 months.

(12)
1/48th of the shares underlying the award will vest on each monthly anniversary of the grant date, subject to continued service. In addition, any portion of the award that vests will not be exercisable until Mr. Plovanic relocates his primary residence to within 35 miles of the Company’s headquarters (at the time of the relocation). The award will automatically expire if Mr. Plovanic does not satisfy this requirement prior to or on the second anniversary of the grant date.

(13)	1/48th of the shares underlying the award will vest on each monthly anniversary of May 20, 2019, subject to continued service.

(14)
25% of the shares underlying the award will vest on the first anniversary of Mr. Plovanic’s appointment as Chief Executive Officer, May 20, 2019, and (ii) 1/48th of the shares underlying the award on each monthly anniversary of such date thereafter, subject to continued service.

(15)
The award vests in full on the day following the filing date of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, based on the achievement of performance goals on or prior to December 31, 2019. Such performance goals were not achieved on or prior to December 31, 2019.

(16)	25% of the shares will vest on each annual anniversary of the grant date.

EMPLOYMENT AGREEMENTS

Offer Letter with Andy Rasdal, Mark Brister and Amy Vandenberg
In June 2008, we entered into an offer letter agreement with each of Messrs. Rasdal, and Brister and in November 2008, we entered into an offer letter agreement with Ms. Vandenberg, which included certain provisions related to the executive's compensation. The offer letters provide for at-will employment and includes an annual base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. As further described below, any severance benefits included in the offer letter agreement has been superseded by the retention agreement entered into between the Named Executive Officers and the Company.
Offer Letter with William Plovanic
In March 2016, we entered into an offer letter agreement with Mr. Plovanic related to our hiring him as our Chief Financial Officer, which included certain provisions related to his compensation.
The offer letter agreement provides for an annual base salary and eligibility to participate in the Company’s annual cash bonus plan. Mr. Plovanic also received a signing bonus in the amount of $100,000.
Pursuant to Mr. Plovanic’s offer letter, he was granted a stock option to purchase 157,469 shares of common stock, adjusted to reflect the 2.9-to-1 reverse stock split effected in September 2016. The option will vest as to 25% of the shares on the first anniversary of the date of entering into the offer letter agreement, and on a monthly basis over a period of 36 months thereafter, in each case subject to Mr. Plovanic’s continued employment. The option is early-exercisable and subject to certain accelerated vesting in the event Mr. Plovanic is terminated by the Company without “cause” or Mr. Plovanic resigns for “good reason” at any time during the one-year period after a “change in control”, each, as described in the offer letter.
The offer letter agreement also provides for participation in our existing medical benefits program for employees. Mr. Plovanic’s employment is at-will.
Offer Letter and Consulting Agreement with Kelly Huang, Ph.D.
In September 2017, we entered into an offer letter agreement with Dr. Huang related to our hiring him as our Chief Operating Officer, which included certain provisions related to his compensation. The following describes the material terms of this offer letter; however, in connection with Dr. Huang's resignation from the Company in May 2019 and him entering into a consulting agreement with us (as discussed below), Dr. Huang's offer letter terminated as of May 20, 2019.
The offer letter agreement provided for an annual base salary and eligibility to participate in the Company’s annual cash bonus plan, determined based on the achievement of applicable Company and/or individual performance goals. Dr. Huang also received a signing bonus in the amount of $75,000. Dr. Huang would have been required to repay this signing bonus in full if he did not satisfy certain relocation obligations, which he satisfied in 2018.  Under his offer letter, in 2018 the Company also reimbursed Dr. Huang for reasonable expenses for one round-trip coach class airfare ticket between Austin, Texas and San Diego, California for each month of the first year of his employment.
Pursuant to Dr. Huang’s offer letter, he was granted a stock option to purchase 269,230 shares of common stock. The option will vest as to 25% of the shares on the first anniversary of the date of entering into the offer letter agreement, and on a monthly basis over a period of 36 months thereafter, in each case subject to Dr. Huang’s continued employment. If any portion of the stock option that vested prior to the date on which Dr. Huang relocated his primary residence to the San Diego area, such portion would not have been exercisable until such relocation date. As mentioned above, Dr. Huang has satisfied this relocation requirement.

The offer letter agreement also provided for participation in our existing medical benefits program for employees. Dr. Huang’s employment is at-will.

In connection with Dr. Huang’s resignation from his position as President and Chief Executive Officer, we entered into a consulting agreement with Dr. Huang pursuant to which Dr. Huang will serve as a consultant for an initial one-year term commencing on May 20, 2019, subject to continuation by the mutual agreement of us and Dr. Huang. Under Dr. Huang’s consulting agreement, subject to his timely execution and non-revocation of a general release of claims, Dr. Huang will receive the following payments and benefits: (i) a monthly consulting fee of $39,583.33, (ii) as well as company-paid continued healthcare coverage until May 20, 2020 and (iii) each outstanding Company equity award held by Dr. Huang as of May 20, 2019 (each, a "Pre-Consulting Equity Award") will remain outstanding and eligible to vest and, as applicable, become exercisable during the consulting period (based on Dr. Huang’s continued provision of consulting services thereafter rather than continued employment).

In the event that the consulting agreement and Dr. Huang’s consulting services are terminated prior to the expiration of the term of the consulting agreement (i) by us without cause or (ii) by Dr. Huang in connection with his commencement of employment or other service with another company or organization, and provided that such subsequent employer provides written notice stating that Dr. Huang is not permitted to provide such services while Dr. Huang continues to provide us services under his consulting agreement, then, subject to his timely execution and non-revocation of a general release of claims, Dr. Huang will receive the following payments and benefits: (A) the remaining consulting fee that would have been payable for the period commencing on the termination date and ending on May 20, 2020, payable in a single lump sum on the 30th day following the termination date, (B) the continuation of Company-paid healthcare coverage until May 20, 2020, (C) accelerated vesting of the portion of such Pre-Consulting Equity Awards that would have vested on or prior to May 20, 2020 (assuming Dr. Huang provided continued services thereafter rather than continued employment) and (D) any vested Pre-Consulting Equity Awards that are stock options will remain exercisable for the remainder of the period commencing on the termination date and ending on May 20, 2020 (but in no event beyond the maximum term of the option).

The consulting agreement also requires Dr. Huang’s continued compliance with restrictive covenants included in Dr. Huang’s offer letter, retention agreement and employee invention assignment and confidentiality agreement.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

Option Agreements
Pursuant to the terms of the applicable option agreements, the May 2016 stock options, which were granted prior to our initial public offering, held by Messrs. Rasdal, Plovanic and Brister will vest in full upon a “change of control transaction” (as defined therein); no other options held by our Named Executive Officers, and no options granted after our initial public officering, are subject to “single-trigger” vesting. Additionally, we have entered into retention agreements with each of the Named Executive Officers that provide for certain payments and benefits upon termination of employment or a change of control of our company. The severance benefits provided in these retention agreements superseded any severance benefits provided in the Named Executive Officers’ offer letters.
Retention Agreements
Additionally, we have entered into retention agreements with each of the named executive officers that provide for certain payments and benefits upon termination of employment or change of control over our company. The severance benefits provided in these retention agreements superseded any severance benefits provided in the named executive officers' offer letters.
Andy Rasdal. The retention agreement that we entered into with Mr. Rasdal provides for the following benefits upon a qualifying termination, which means a termination by us without cause or a termination by the executive for good reason, outside of a change in control in exchange for a customary release of claims:

(i)	a lump sum severance payment of 12 months of base salary;

(ii)	100% acceleration of any then-unvested equity awards, including awards that would vest only upon satisfaction of performance criteria; and

(iii)	payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for up to 12 months.
If Mr. Rasdal is subject to a qualifying termination within the three months preceding a change in control (as defined in Mr. Rasdal’s retention agreement) (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the 12 months following a change in control, the retention agreement provides the following benefits in exchange for a customary release of claims:

(i)	a lump sum severance payment of 12 months of base salary;

(ii)	a lump sum payment equal to the pro rata portion of Mr. Rasdal’s then-current target bonus opportunity;

(iii)	100% acceleration of any then-unvested equity awards that were granted after our initial public offering; and

(iv)	payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for up to 12 months.
Further, if a successor or acquiring entity does not assume, convert, replace or substitute Mr. Rasdal’s equity awards in a change of control, the vesting of those unvested awards will accelerate in full. Additionally, if Mr. Rasdal ceases to provide services to us due to his death or disability and such separation occurs within 12 months following a change in control or within three months preceding a change in control, Mr. Rasdal’s then-outstanding and unvested equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria, will accelerate and become vested and exercisable as to 100% of the then-unvested shares. Mr. Rasdal’s retention agreement will be in effect for three years, with automatic three-year renewals unless notice of non-renewal is given by us to Mr. Rasdal three months prior to expiration.
As used in Mr. Rasdal’s retention agreement, “cause” means: (i) conviction for, or guilty plea to, a felony involving moral turpitude; (ii) an uncured willful refusal to comply with our lawful and reasonable instructions, or to otherwise perform duties as we lawfully and reasonably determine; (iii) any willful act of dishonesty intended to result in material gain or personal enrichment at the expense of us or any of our customers, partners, affiliates or employees; or (iv) any willful act of gross misconduct that is injurious to us.
“Good reason” means, without consent, and subject to certain exceptions, (i) a reduction in then-current base salary (except for a reduction that is part of a proportional reduction of the base salaries of all executives), bonus opportunity or commissions opportunity; (ii) our offices being moved such that the usual commuting distance is increased by more than 10 miles; (iii) a material and adverse change to duties or responsibilities; (iv) a change to title and/or role after which Mr. Rasdal is not both the Chief Executive Officer of the top-level acquiring entity whose stock is publicly traded and a voting member of its board of directors; (v) Mr. Rasdal is not, so long as he is Chief Executive Officer, a voting member of our board of directors; or (vi) we provide notice that the retention agreement will not be renewed.

Other Executives. The following describes the retention agreements for Dr. Huang and Messrs. Plovanic, Brister and Ms. Vandenberg that were in effect in 2019. Dr. Huang’s retention agreement terminated in connection with his resignation in May 2019.
The retention agreements that we entered into with these named executive officers provide for the following benefits upon a qualifying termination, which means a termination by us without cause or a termination by the executive for good reason, outside of a change in control in exchange for a customary release of claims:
(i) a lump sum severance payment of twelve months (six months for Mr. Brister and Ms. Vandenberg) of base salary; and
(ii) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for up to twelve months (six months for Mr. Brister and Ms. Vandenberg).
If the named executive officer is subject to a qualifying termination within the three months preceding a change in control (as defined in the applicable retention agreement) (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the 12 months following a change in control, the retention agreements provide the following benefits to such individual in exchange for a customary release of claims:
(i) a lump sum severance payment of twelve months of base salary;
(ii) a lump sum payment equal to the pro rata portion such individual’s then-current target bonus opportunity;
(iii) 100% acceleration of any then-unvested equity awards that were granted after our initial public offering; and
(iv) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for up to 12 months.
Dr. Huang’s retention agreement further provided that if he did not satisfy certain relocation obligations, then the Company may terminate his employment and such termination will not constitute a severance-qualifying event for purposes of his retention agreement unless it is in connection with a change in control. Prior to his resignation, Dr. Huang satisfied these relocation requirements.
Further, if a successor or acquiring entity does not assume, convert, replace or substitute the executive’s equity awards in a change of control, the vesting of those unvested awards will accelerate in full. Each retention agreement is in effect for three years, with automatic three-year renewals unless notice is given by us to the Named Executive Officer three months prior to expiration.
As used in the retention agreements, “cause” means: (i) conviction for, or guilty plea to, a felony involving moral turpitude; (ii) an uncured willful refusal to comply with our lawful and reasonable instructions, or to otherwise perform duties as we lawfully and reasonably determine; (iii) any willful act of dishonesty intended to result in material gain or personal enrichment at the expense of us or any of our customers, partners, affiliates or employees; or (iv) any willful act of gross misconduct that is injurious to us.
“Good reason” means, without consent, and subject to certain exceptions, (i) a reduction in then-current base salary (except for a reduction that is part of a proportional reduction of the base salaries of all executives), bonus opportunity or commissions opportunity; (ii) our offices being moved such that the usual commuting distance is increased by more than 10 miles; and (iii) a material and adverse change to title, duties or responsibilities.

DIRECTOR COMPENSATION

Our director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Directors who are also employees of our Company do not receive compensation for their service on our Board of Directors.
Under our non-employee director compensation program (the "Director Compensation Program"), non-employee directors receive a cash retainer for service on the Board of Directors and for service on each committee of which the director is a member. The Chairperson of the Board and of each committee received a higher retainer for such service. Cash retainers are payable quarterly in arrears. The fees paid to non-employee directors for service on the Board of Directors under the Director Compensation Program is as follows:

Cash Compensation
Board of Directors annual retainer	$35,000
Incremental annual retainer for the Chairman	$25,000
Committee Chair annual retainer
Audit	$17,500
Compensation	$12,500
Nominating and Corporate Governance	$7,500
Committee member annual retainer
Audit	$7,500
Compensation	$5,000
Nominating and Corporate Governance	$5,000

In addition, under this program, each of our non-employee directors is eligible to receive an annual stock option grant to purchase a number of shares of common stock with a value of $200,000 (determined using the Black-Scholes option value based on stock price on the date of grant), vesting in full on the earlier of the one-year anniversary of the grant date and the date of the annual meeting following the date of grant, subject to the director’s continued service. On July 19, 2019, our non-employee directors elected to reduce the value of their 2019 annual grants under this program and elected to receive an annual restricted stock unit grant with a value of $75,000 (determined based on the stock price on the date of grant), as opposed to an annual stock option grant with a value of $200,000 (determined using the Black-Scholes option value based on stock price), in an effort to ensure that the Company will have a sufficient number of shares available for issuance under its equity compensation plans to grant equity awards in connection with new employee hires, promotions and the Company’s annual equity award program to continuing employees in 2019. Additionally, new non-employee directors are eligible to receive a stock option to purchase a number of shares of common stock with a value of $300,000 (determined using the Black-Scholes option value based on stock price on the date of grant), vesting in equal monthly installments over three years, subject to the director’s continued service.

Under the terms of the 2016 Plan, the maximum aggregate number of shares subject to all equity awards granted to any non-employee director in a calendar year may not exceed 22,000 shares. Under the terms of the option grants made to our non-employee directors, upon a change in control all unvested shares subject to the stock options will vest in full. Under the terms of the restricted stock unit grants made to our non-employee directors, the shares subject to such restricted stock units will be settled on the earliest to occur of: (i) the three-year anniversary of the grant date, (ii) the date of such non-employee director’s "separation from service" from the Company within the meaning of Section 409A of the Code and (iii) the date of the occurrence of a change in control of the Company.
In 2019, in accordance with the terms of the Director Compensation Program, each of our non-employee directors received a grant of 7,813 restricted stock units, in lieu of the annual stock option grant on July 23, 2019, the date of our annual meeting.
We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending Board of Directors and committee meetings.
The following table sets forth information regarding the compensation of our non-employee directors earned for services rendered during the year ended December 31, 2019:

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Kim Kamdar, Ph.D.	$55,000	$75,000	$130,000
Raymond Dittamore	$55,000	$75,000	$130,000
Douglas Fisher, M.D.	$40,000	$75,000	$115,000
Les Howe	$57,500	$75,000	$132,500
David Moatazedi	$47,500	$75,000	$122,500
Sharon Stevenson, DVM Ph.D.	$42,500	$75,000	$117,500

(1)
Mr. Rasdal, our Executive Chairman of the Board, Mr. Plovanic, our President and Chief Executive Officer and Dr. Huang, our Former President and Chief Executive Officer, are not included in this table as each was an employee of the Company in 2019 and did not receive compensation for services as a director. All compensation paid to Messrs. Rasdal and Plovanic and Dr. Huang for their services provided to us in 2019 is reflected in the Summary Compensation Table.

(2)	Reflects cash retainer fees earned by our non-employee directors in 2019.

(3)
Amounts represent the aggregate grant date fair value of restricted stock unit awards computed in accordance with ASC Topic 718, excluding the effects of any estimated forfeitures. The assumptions used in the valuation of these awards are discussed in Note 7 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 22, 2019. As of December 31, 2019, the following outstanding option awards were held by members of our Board: Dr. Kamdar, 18,582 shares, Mr. Dittamore, 18,582 shares, Dr. Fisher, 18,582 shares, Mr. Howe, 15,996 shares, Mr. Moatazedi, 18,582 shares, and Dr. Stevenson, 18,582 shares. As of December 31, 2019, the following outstanding restricted stock units were held by members of our Board: Dr. Kamdar, 7,813 restricted stock units, Mr. Dittamore, 7,813 restricted stock units, Dr. Fisher, 7,813 restricted stock units, Mr. Howe, 7,813 restricted stock units, Mr. Moatazedi, 7,813 restricted stock units, and Dr. Stevenson, 7,813 restricted stock units.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our restated certificate of incorporation, as amended, and restated bylaws, and of the Delaware General Corporation Law, or DGCL.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of February 5, 2020, there were 7,731,633 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We do not provide for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock are able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our restated certificate of incorporation and restated bylaws provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our restated certificate of incorporation.

Dividend rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

No preemptive or similar rights. Our common stock is not entitled to preemptive or subscription rights, and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Right to receive liquidation distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may be able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of February 4, 2020, we had outstanding options to purchase an aggregate of 524,975 shares of our common stock, with a weighted-average exercise price of approximately $36.70 per share.

Restricted Stock Units
As of February 4, 2020, we had outstanding restricted stock units to acquire an aggregate of 862,959 shares of our common stock.

Common Stock Warrants

The following table sets forth information about outstanding warrants to purchase shares of our common stock as of February 4, 2020:

Class of Stock	Number of Shares	Exercise Price per Share	Expiration Date
Common Stock	3,234,375	$4.40	August 6, 2024
Common Stock	37,500	$5.00	August 6, 2024

The number of shares and exercise price information above is subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events. Each of these warrants has a cashless exercise provision under which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a net number of shares based on the fair market value of such stock at the time of exercise, after deducting the aggregate exercise price.

Registration Rights
Investors’ Rights Agreement

The holders of certain outstanding shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. There are approximately 0.7 million shares of our common stock registrable pursuant to such registration rights. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such investors’ rights agreement, all fees and expenses of underwritten registrations, including reasonable fees and disbursements of one counsel to the selling stockholders, will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
The registration rights described below will terminate, as to each holder of registrable securities, on the date when such holder can sell all of its registrable securities in a single transaction pursuant to Rule 144 of the Securities Act.

Demand registration rights
Under the terms of the investors’ rights agreement, if we receive a written request from the holders of at least 35% of the then-outstanding registrable securities, that we file a registration statement under the Securities Act covering the registration of outstanding registrable securities, then we will be required to use all reasonable efforts to register, as soon as practicable, and in any event within 90 days of such written request, all of the shares requested to be registered for public resale, if the amount of registrable securities to be registered has an aggregate value of no less than $10.0 million. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the investors’ rights agreement.
Form S-3 registration rights
The holders of at least 20% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. We shall not be obligated to effect a registration if we have effected two registrations within the 12-month period immediately preceding the date of the request. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us or our stockholders. We are not required to effect a registration on Form S-3 under certain additional circumstances specified in the investors’ rights agreement.
Piggyback registration right
If we register any of our securities for public sale in an offering, holders of registrable securities will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating solely to employee benefit plans, a registration relating solely to a merger, acquisition or exchange, or a registration relating to convertible debt transactions. If the total number of securities requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by us) that the underwriters in their sole discretion determine is compatible with the success of the offering, then we will be required to include in the offering only that number of securities the underwriters determine will not jeopardize the success of the offering. In this case, the number of shares held by the selling stockholders to be registered will be allocated on a pro rata basis based on the total number of registrable securities held by each selling stockholder. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement.
August 2018 Registration Rights Agreement

We are also party to a registration rights agreement between us and holders of certain outstanding shares of our common stock, which was entered into in connection with a securities purchase agreement between us and such holders in August 2018. Pursuant to the registration rights agreement, we filed a registration statement on Form S-3 with the Securities and Exchange Commission in August 2018 (File No. 333-227160). We also agreed, among other things, to indemnify the selling holders under the registration statement from certain losses, claims, damages and liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions) incident to the performance of, or compliance with, our obligations under the registration rights agreement.

The holders’ rights under the registration rights agreement will terminate, as to each holder of registrable securities, on the date when such holder has sold all of its registrable securities or such securities become eligible for resale pursuant to Rule 144.

Anti-Takeover Provisions
The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware law
We are subject to the provisions of Section 203 of the DGCL, or Section 203, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated certificate of incorporation, as amended, and restated bylaws provision
Our restated certificate of incorporation, as amended, and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•
Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•
Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors be classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•
Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws and restated certificate of incorporation provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

•
Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•
Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock, unless such amendment is approved by at least two-thirds of our directors, in which case the amendment may be approved by the holders of a majority of our outstanding common stock.

•
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•
Choice of Forum. Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; any action to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Exchange Listing
Our common stock is listed on The Nasdaq Global Market under the symbol “OBLN.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholder, Lincoln Park. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.
Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.
Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.
Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers for whom the broker-dealers may act as agent. The compensation paid to any such particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.
We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.
We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling stockholder, any compensation paid by Lincoln Park to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.
Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.
We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.
This offering will terminate on the earlier of (i) termination of the Purchase Agreement or (ii) the date that all shares offered by this prospectus have been sold by Lincoln Park.
Our common stock is quoted on The Nasdaq Global Market under the symbol “OBLN”.

EXPERTS

The consolidated financial statements of Obalon Therapeutics, Inc. and subsidiaries as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements contains an explanatory paragraph that states the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus has been passed upon for us by Latham & Watkins LLP, Costa Mesa, California.

WHERE YOU CAN FIND MORE INFORMATION
 We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the SEC, and incorporate by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020;

•	Our Current Report on Form 8-K, filed with the SEC on February 7, 2020; and

•
The description of our common stock contained in exhibit 4.8 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, including any amendment or report filed with the SEC for the purpose of updating such description.

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any additional prospectus supplements modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to:

Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008
(844) 362-2566

1,978,280 Shares

OBALON THERAPEUTICS, INC.

Common Stock

PROSPECTUS

February 28, 2020